Anesu Restorative Care

Profit and Loss
January - December 2023

	TOTAL
Income	
Patient Fees	1,442,804.91
Total Income	**$1,442,804.91**
Cost of Goods Sold	
Medical Supplements	10,460.23
Total Cost of Goods Sold	**$10,460.23**
GROSS PROFIT	**$1,432,344.68**
Expenses	
Advertising & Marketing	
Advertising Management Fees	45,000.00
Social media	36,013.60
TV Commercial & Ads	114,191.22
Website ads	5,326.32
Total Advertising & Marketing	**200,531.14**
Business licenses	1,081.00
Collaborative Doctor	26,659.89
Contributions to charities	600.00
Corporate State Tax	1,125.00
Employee benefits	414.18
401k	14,810.73
Group term life insurance	89.70
Health insurance & accident plans	24,456.30
Workers' compensation insurance	2,082.80
Total Employee benefits	**41,853.71**
General business expenses	
Bank fees & service charges	105.00
Continuing education	1,150.00
Memberships & subscriptions	3,847.28
Uniforms	2,332.64
Total General business expenses	**7,434.92**
Insurance	
Liability insurance	2,204.00
Medical Malpractice	2,116.38
Property insurance	35.00
Total Insurance	**4,355.38**
Interest paid	
Credit card interest	368.35
Total Interest paid	**368.35**
Laboratory Fees	488.60

Anesu Restorative Care

Profit and Loss
January - December 2023

	TOTAL
Legal & accounting services	
Accounting fees	11,750.00
Legal Fees	2,592.50
Total Legal & accounting services	**14,342.50**
Medical Supplies	19,846.52
Medical Waste Disposal	723.41
Office expenses	
Dry Cleaning	216.20
Janitorial	1,787.34
Medical Billing	104,448.52
Merchant account fees	3,927.58
Office supplies	9,137.10
Printing & photocopying	4,808.93
Shipping & postage	516.29
Small tools & equipment	1,546.00
Software & apps	5,961.85
Total Office expenses	**132,349.81**
Payroll expenses	
Officers' salaries	255,788.37
Payroll taxes	41,259.72
Salaries & wages	263,609.72
Total Payroll expenses	**560,657.81**
Payroll Processing Fees	3,101.24
Professional Fees	
Employee Recruiter	5,586.25
Total Professional Fees	**5,586.25**
Rent	
Building & land rent	44,830.59
Total Rent	**44,830.59**
Repairs & maintenance	3,098.68
Security	1,893.12
Small Medical Equipment	0.00
Staffing Service	540.48
Supplies	57,909.97
Travel	
Vehicle rental	
Van Rental	297.14
Total Vehicle rental	**297.14**
Total Travel	**297.14**

Anesu Restorative Care

Profit and Loss
January - December 2023

	TOTAL
Utilities	
Electricity	3,416.59
Internet & TV services	3,954.77
Phone service	3,734.23
Total Utilities	**11,105.59**
Total Expenses	**$1,140,781.10**
NET OPERATING INCOME	**$291,563.58**
Other Expenses	
Depreciation	233,121.36
Vehicle expenses	
Vehicle fines & penalties	0.00
Vehicle gas & fuel	33.47
Total Vehicle expenses	**33.47**
Total Other Expenses	**$233,154.83**
NET OTHER INCOME	**$ -233,154.83**
NET INCOME	**$58,408.75**

Anesu Restorative Care
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
American Heritage FCU - 1099	47,540.92
American Heritage FCU Business Savings	45.00
Total Bank Accounts	$ 47,585.92
Other Current Assets	
Loans to officers	0.00
Total Other Current Assets	$ 0.00
Total Current Assets	$ 47,585.92
Fixed Assets	
Computers & Telephony	
Cost	18,509.69
Depreciation	-18,509.69
Total Computers & Telephony	$ 0.00
Furniture & fixtures	
Cost	6,460.00
Depreciation	-6,460.00
Total Furniture & fixtures	$ 0.00
Medical Equipment	
Cost	270,305.00
Depreciation	-209,679.00
Total Medical Equipment	$ 60,626.00
Total Fixed Assets	$ 60,626.00
Other Assets	
Security deposits	5,175.00
Total Other Assets	$ 5,175.00
TOTAL ASSETS	$ 113,386.92
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express - 91005	11,639.59
Total Credit Cards	$ 11,639.59
Other Current Liabilities	
Payroll wages and tax to pay	
Deferred Wages	0.00
Retirement benefits to pay	6,629.11

Total Payroll wages and tax to pay	$	**6,629.11**
Short-term business loans		22,076.96
Total Other Current Liabilities	$	**28,706.07**
Total Current Liabilities	$	**40,345.66**
Long-Term Liabilities		
Long-term business loans		33,947.32
Total Long-Term Liabilities	$	**33,947.32**
Total Liabilities	$	**74,292.98**
Equity		
Opening balance equity		0.00
Paid in Capital		0.00
Retained Earnings		67,049.26
Shareholder Distribution		-120,941.46
Net Income		92,986.14
Total Equity	$	**39,093.94**
TOTAL LIABILITIES AND EQUITY	$	**113,386.92**

Friday, Mar 08, 2024 09:53:26 AM GMT-8 - Accrual Basis

Bookkeeping, Taxes and Payroll – One Company, Fits All!

Anesu Restorative Care

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	58,408.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loans to officers	0.00
American Express - 91005	11,639.59
Payroll wages and tax to pay:Deferred Wages	4,325.16
Payroll wages and tax to pay:Retirement benefits to pay	-1,575.07
Short-term business loans	-40,349.59
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-25,959.91**
Net cash provided by operating activities	**$32,448.84**
INVESTING ACTIVITIES	
Computers & Telephony:Cost	-17,546.36
Computers & Telephony:Depreciation	17,546.36
Medical Equipment:Cost	-207,434.56
Medical Equipment:Depreciation	215,575.00
Security deposits	-5,175.00
Net cash provided by investing activities	**$2,965.44**
FINANCING ACTIVITIES	
Long-term business loans	100,802.27
Paid in Capital	-19,234.34
Shareholder Distribution	-120,941.46
Net cash provided by financing activities	**$ -39,373.53**
NET CASH INCREASE FOR PERIOD	**$ -3,959.25**
Cash at beginning of period	51,545.17
CASH AT END OF PERIOD	**$47,585.92**